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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                   FORM 6-K/A

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                          THE SECURITIES EXCHANGE ACT OF 1934


                             For the Month of OCTOBER, 2002

                         Commission File Number: 1-4192

                                MFC BANCORP LTD.
             (Exact Name of Registrant as specified in its charter)

                           FLOOR 21, MILLENNIUM TOWER
                    HANDELSKAI 94-96, A-1200 VIENNA, AUSTRIA
                         (Address of principal offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                      [X]  Form 20-F          [  ]  Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes          No  X
                                 -----       -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_________________.

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                                                      NEWS  RELEASE



FOR  RELEASE  OCTOBER  30,  2002  AT  9:30AM  EST




       FORMATION OF SHAREHOLDER ACTION GROUP TO RECOVER SHAREHOLDER VALUE AT
                           PROPRIETARY INDUSTRIES INC.


NEW YORK CITY, (October 30, 2002) - - - MFC Bancorp Ltd. (the "Corporation") today announced that it has formed the 'PPI Shareholder Action Group', with the object of recovering shareholder value at the disgraced Proprietary Industries Inc (Toronto Stock Exchange: PPI, SWX SWISS EXCHANGE: PPI).

PPI is a Calgary based company with various holdings in real estate, natural resources and other businesses. In 1998 - 2001, PPI was one of the fastest growing companies in Canada, joining the TSE 300 stock index and raising over $100 million, principally from Swiss institutional investors. In 2002, the Alberta Securities Commission ('the ASC') made various charges against PPI, and in particular Peter Workum, its CEO, and Theodor Hennig, its CFO. PPI is alleged to have misstated its financial statements in 1998, 1999, 2000 and 2001. Further, Workum and/or Hennig are alleged to have directed PPI to pay over $5 million in secret offshore commissions to companies they controlled, manipulated share prices of listed companies, made covert insider trades and made misrepresentations to the ASC under oath. On August 15, 2002, the ASC issued a cease trade order against the shares of PPI and on September 20, 2002 the ASC made an order prohibiting Workum and Hennig from being a director or officer of any company in Alberta.

MFC announced that the objective of the PPI Shareholder Action Group was to allow shareholders to work together to:
     i)     establish  a  new Board of Directors of the Company unrelated to Mr.
             Workum;
    ii) protect PPI from any attempts by Mr. Workum or his associates to effect direct or indirect control of the Company;
   iii)     establish  a  plan  to  maximize shareholder value of the Company;
    iv)     re-commence  the  trading  of  PPI  shares  as  soon  as  possible.

MFC further announced that it has already received support from a number of PPI shareholders and would be pursuing discussions with other shareholders as well as the Board of Directors of PPI. The action group is also considering its various legal alternatives.



                                    - MORE -

FORMATION OF SHAREHOLDER ACTION GROUP TO RECOVER SHAREHOLDER VALUE AT PROPRIETARY INDUSTRIES
Page  -2-


Michael Smith, President of MFC, commented, 'PPI shareholders are of course shocked by the events of the last few months. It is clear that shareholders must now act quickly to rescue their investment and protect the company. We are calling on all shareholders for their support in our efforts, and in particular large Swiss institutional shareholders each of whom holds millions of PPI shares. We believe that a failure to act may well result in the shares not trading for a prolonged or indefinite period and little or no recovery for shareholders.'

PPI Shareholders are encouraged to contact the Action Group at the following phone numbers:

  Switzerland     Claudio  Morandi       41 71 353 08 80  or cmorandi@mfcbank.ch
  Canada          Roy  Zanatta           (604)  683  5767  or rzanatta@bmgmt.com


ABOUT  MFC  BANCORP
MFC Bancorp Ltd. owns companies that operate in the financial services industry, specialising in merchant banking internationally. To obtain further information on the Company, please visit its web site at http://www.mfcbancorp.com
                                                      -------------------------


Certain statements included herein are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Management of MFC cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause the actual results of operations or financial condition of MFC to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by MFC with the Securities and Exchange Commission.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant   MFC  Bancorp  Ltd.
             ------------------

By           /s/  Roy  Zanatta
             -----------------
             Roy  Zanatta


Date         November  5,  2002
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